October 31, 2008

Mr. Patrick Kuhn

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C 20549-3561

Dear Mr. Kuhn:

This will confirm your telephone conversation with Jeff Williams on October 31, 2008 concerning your letter of October 29, 2008 with further comments on the O’Charley’s Inc. Form 10-K for the Fiscal Year Ended December 30, 2007 (File No. 000-18629).  In that conversation, you agreed to extend the time for us to file our response to that letter to November 21, 2008.  We appreciate your accommodation to our timing request.

Sincerely,

Lawrence E. Hyatt

Chief Financial Officer, Secretary and Treasurer

O’Charley’s Inc.